Nasdaq Regulation

Nasdaq

**Eun Ah Choi**
Vice President, Listing Qualifications
Deputy General Counsel

August 5, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 5, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from Riverview Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of Class A common stock, $0.001 par value, and one-half of one Warrant
Shares of Class A common stock included as part of the Units
Warrants included as part of the Units

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi